SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of September 2004
NASPERS LIMITED
(Translation of registrant's name into English)
Naspers Centre
40 Heerengracht
Cape Town
SOUTH AFRICA 8001
(Address of principal executive offices)
(Indicate by check mark whether the registrant
files or will file annual reports under cover of Form 20-F
or Form 40-F.)
Form 20-F x Form 40-F
(Indicate by check mark whether the registrant by
furnishing the information contained in this form is also
thereby furnishing the information to the Commission
pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes No x

EXHIBIT LIST
Exhibit
Description
Sequential
Page Number
·
Trading Statement dated 3
September 2004

Naspers Limited
(Registration number: 1925/001431/06)
(Incorporated in the Republic of South Africa)
ISIN ZAE 000015889 Share code: NPN
("Naspers")
TRADING STATEMENT
Naspers is currently preparing its interim financial results for the six months ended 30 September 2004, which should be announced on or about 29 November 2004.
Shareholders are advised that headline earnings attributable to ordinary shareholders for the half- year ended 30 September 2004 are expected to be substantially higher than those for the half- year ended 30 September 2003 ("substantially" being an increase of greater than 30% as defined in the JSE Listings Requirements).
The forecast contained in this Trading Statement has not been reviewed or reported on by the company's external auditors.
By order of the Board
Cape Town
3 September 2004

SIGNATURES
Pursuant to the requirements of the Securities
Exchange Act of 1934, the registrant has duly caused this
report to be signed on its behalf by the undersigned,
thereunto duly authorized.
NASPERS LIMITED
Date: September 3, 2004 by
/s/ Stephan J. Z. Pacak
Name: Stephan J. Z. Pacak
Title: Director